UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ATARI, INC.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

04651M204
(CUSIP Number)

BlueBay Asset Management plc 77 Grosvenor Street, London, W1K 3JR, United Kingdom Attention: Eli Muraidekh +44 (0)20 7389 3700	With a copy to: N. Adele Hogan White & Case LLP 1155 Avenue of the Americas New York, NY 10036 (212) 819-8626
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04651M204
1.	Name of Reporting Person The BlueBay Value Recovery (Master) Fund Limited.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of	7.	Sole Voting Power 0
Shares Beneficially Owned by	8.	Shared Voting Power 1[1]
Each Reporting Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) [CO]

1 Represents one share of common stock of the Issuer (the “Infogrames Owned Shares”) held by Infogrames Entertainment S.A., a French société anonyme (“Infogrames”) through its wholly owned subsidiary California U.S. Holdings, Inc. (“CUSH”). The BlueBay Value Recovery (Master) Fund Limited (“BVRF”) and The BlueBay Multi-Strategy (Master) Fund Limited (“BMSF”, and together with BVRF, the “BlueBay Funds”) collectively own approximately 31.5% of shares of common stock of Infogrames. The BlueBay Funds also hold 132,119,747 warrants and 1,327,731 bonds convertible into shares of common stock of Infogrames at the BlueBay Funds’ option. If the BlueBay Funds were to undertake the conversion of the bonds and warrants, the BlueBay Funds would hold approximately 54.9% of the outstanding shares of Infogrames on a fully diluted basis, and thereby may be deemed to be beneficial owners of the Infogrames Owned Shares under Rule 13d-3(d)(1)h of the Act.

1.	Name of Reporting Person The BlueBay Multi-Strategy (Master) Fund Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of	7.	Sole Voting Power 0
Shares Beneficially Owned by	8.	Shared Voting Power 1[2]
Each Reporting Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1[2]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1[2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) [CO]

2 Represents one share of common stock of the Issuer (the “Infogrames Owned Shares”) held by Infogrames Entertainment S.A., a French société anonyme (“Infogrames”) through its wholly owned subsidiary California U.S. Holdings, Inc. (“CUSH”). The BlueBay Value Recovery (Master) Fund Limited (“BVRF”) and The BlueBay Multi-Strategy (Master) Fund Limited (“BMSF”, and together with BVRF, the “BlueBay Funds”) collectively own approximately 31.5% of shares of common stock of Infogrames. The BlueBay Funds also hold 132,119,747 warrants and 1,327,731 bonds convertible into shares of common stock of Infogrames at the BlueBay Funds’ option. If the BlueBay Funds were to undertake the conversion of the bonds and warrants, the BlueBay Funds would hold approximately 54.9% of the outstanding shares of Infogrames on a fully diluted basis, and thereby may be deemed to be beneficial owners of the Infogrames Owned Shares under Rule 13d-3(d)(1)h of the Act.

1.	Name of Reporting Person BlueBay Asset Management plc
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England & Wales
Number of	7.	Sole Voting Power 0
Shares Beneficially Owned by	8.	Shared Voting Power 1[3]
Each Reporting Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1[3]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1[3]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) [CO]

3 Represents one share of common stock of the Issuer (the “Infogrames Owned Shares”) held by Infogrames Entertainment S.A., a French société anonyme (“Infogrames”) through its wholly owned subsidiary California U.S. Holdings, Inc. (“CUSH”). The BlueBay Value Recovery (Master) Fund Limited (“BVRF”) and The BlueBay Multi-Strategy (Master) Fund Limited (“BMSF”, and together with BVRF, the “BlueBay Funds”) collectively own approximately 31.5% of shares of common stock of Infogrames. The BlueBay Funds also hold 132,119,747 warrants and 1,327,731 bonds convertible into shares of common stock of Infogrames at the BlueBay Funds’ option. If the BlueBay Funds were to undertake the conversion of the bonds and warrants, the BlueBay Funds would hold approximately 54.9% of the outstanding shares of Infogrames on a fully diluted basis, and thereby may be deemed to be beneficial owners of the Infogrames Owned Shares under Rule 13d-3(d)(1)h of the Act. BlueBay Asset Management plc is the investment manager of the BlueBay Funds.

This Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed on March 11, 2008 (the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), as amended by the following amendments filed with the SEC: Amendment No. 1 filed on April 30, 2008, is filed by the undersigned to further amend the Schedule 13D. The Schedule 13D is filed with respect to the common stock, par value $0.10 per share (the “Common Stock”) of Atari, Inc., a Delaware corporation (the “Issuer”). The Common Stock to which this Amendment No. 2 relates is held directly by California U.S. Holdings (“CUSH”), a wholly owned subsidiary of Infogrames Entertainment S.A. (“Infogrames”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Except as expressly provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is amended to add the following paragraphs:
On October 8, 2008, Infogrames, Irata Acquisition Corp. (“Merger Sub”), a Delaware corporation wholly owned by CUSH, and the Issuer consummated the Merger pursuant to the Agreement and Plan of Merger dated as of April 30, 2008 (the “Merger Agreement”), as previously reported in the Schedule 13D. A copy of the Merger Agreement was previously filed with the Schedule 13D as Exhibit 99.11. Upon consummation of the Merger, the Issuer became a wholly owned indirect subsidiary of Infogrames.
At the effective time of the Merger, (1) all shares of the Issuer’s common stock, par value $0.10 per share then outstanding (other than shares owned by the Filing Persons and shares as to which dissenters’ rights have been properly exercised) were converted into the right to receive $1.68 per share in cash, and (2) the certificate of incorporation and bylaws of Merger Sub became the certificate of incorporation and bylaws, respectively, of the Surviving Corporation (as defined in the Merger Agreement). In addition, effective October 8, 2008, the registration of the shares of Common Stock of the Issuer under the Securities Exchange Act of 1934, as amended, was terminated.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to add the following paragraphs:

The Merger was consummated on October 8, 2008 and the Filing Persons do not own any of the shares of Common Stock of the Issuer. See Item 4 for additional information.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2008

BLUEBAY ASSET MANAGEMENT PLC By: /s/ Nicholas Williams Name: Nicholas Williams Title: Chief Financial Officer